SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                ----------------

                                 SCHEDULE 14D-1
                   TENDER OFFER STATEMENT PURSUANT TO SECTION
                                    14(d)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                               (Amendment No. 8)

                                ----------------
                        Wallace Computer Services, Inc.
                           (Name of Subject Company)

                                   FRDK, INC.
                           MOORE CORPORATION LIMITED
                                   (Bidders)

                    COMMON STOCK, PAR VALUE $1.00 PER SHARE
                    INCLUDING THE ASSOCIATED PREFERRED STOCK
                                PURCHASE RIGHTS

                         (Title of Class of Securities)
                                   932270101
                     (CUSIP Number of Class of Securities)

                             JOSEPH M. DUANE, ESQ.
                                   FRDK, INC.
                             1 FIRST CANADIAN PLACE
                        TORONTO, ONTARIO, CANADA M5X 1GF
                                 (416) 364-2600

          (Name, Address and Telephone Number of Persons Authorized to
            Receive Notices and Communications on Behalf of Bidder)

                              -------------------

                                    COPY TO:

                            DENNIS J. FRIEDMAN, ESQ.
                              DAVID M. WILF, ESQ.
                          DAVID M. SCHWARTZBAUM, ESQ.
                             CHADBOURNE & PARKE LLP
                              30 ROCKEFELLER PLAZA
                               NEW YORK, NY 10112
                                 (212) 408-5100



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                  FRDK,  Inc.  and Moore  Corporation  Limited  hereby amend and supplement their Tender Offer Statement on Schedule 14D-1 (as amended, the "Statement"), originally filed on August 2, 1995, as amended by Amendment Nos. 1, 2, 3, 4, 5, 6 and 7, with respect to their offer to purchase all outstanding shares of Common Stock, par value $1.00 per share, of Wallace Computer Services, Inc., a Delaware corporation (together with the associated preferred stock purchase rights), as set forth in this Amendment No. 8. Capitalized terms not defined herein shall have the meanings assigned thereto in the Statement.

                 ITEM 10.      ADDITIONAL INFORMATION.

                  On September 18, 1995, Moore and the Purchaser issued a press release, a copy of which is attached hereto as Exhibit (a)(15) and is incorporated herein by reference. Moore and the Purchaser have extended the Offer until 5:00 p.m. EST, on Wednesday, November 8, 1995. As of Monday, September 18, 1995, 368,488 Shares had been tendered and not withdrawn.

                  Moore and the Purchaser reserve the right, upon notice being given to Wallace stockholders in accordance with applicable law, to change the Expiration Date to an earlier date for any reason, including in the event Moore and Wallace enter into a definitive merger agreement, or any extraordinary corporate transaction is proposed involving Wallace.

                 ITEM 11.      MATERIAL TO BE FILED AS EXHIBITS.

                  (a)(15)    Press Release, dated September 18, 1995.

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                                   SIGNATURE

                  After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  September 18, 1995


                                             FRDK, Inc.


                                             By: /s/ Joseph M. Duane

                                             Name: Joseph M. Duane
                                             Title: President



                                             MOORE CORPORATION LIMITED


                                             By: /s/ Joseph M. Duane

                                             Name: Joseph M. Duane
                                             Title: Vice President and
                                                       General Counsel

                                       2
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                                 EXHIBIT INDEX



                 (a)(15)     Press Release, dated September 18, 1995.